EXHIBIT 99.1

Student Transportation of America Offers Holiday Discount on Bus Service to Magnet Schools

Parents Save Time, Fuel Costs and Avoid Traffic Jams With Safest Way to School

JACKSONVILLE, Fla., Dec. 16, 2011 (GLOBE NEWSWIRE) -- Student Transportation of America (STA) is offering a holiday discount on their SchoolWheels.com bus service for families in the Jacksonville area for the remainder of the 2011-2012 school year. The Holiday Discount Price of $559 comes to a budget-friendly $5.48 per day for access to the safest form of transportation to school. This promotion is available to new customers and will run through January 22, 2012.

STA Staff will be attending the information session "Magnet Mania" on January 21 from 11:00 am – 3:00 pm at the Prime Osborn Convention Center in Jacksonville. Computers will be available for parents to sign-up for the discounted $559 SchoolWheels.com rate, and STA Staff will be on-hand to assist in the registration process and to answer questions. STA's display will also feature maps outlining the current bus routes, so that parents may have the opportunity to provide feedback on stops and routes for the following school year.

"We have received a lot of positive feedback from the hundreds of families we serve," said Chris Ingold, Operations Manager at STA's Jacksonville facility. "Parents have told us that the location of the bus stops is very important to them. So we want to help them as much as possible while also creating an interactive process that gives parents greater input."

The company's SchoolWheels.com service began in July of 2011 amid cuts in the transportation budget for magnet schools within the Duval County Public School system. STA set up its web-based service in order to help the thousands of students affected by these cuts, while allowing working parents, single parents and others to maintain their busy schedules. Families continue to sign up for the service, adding comments such as, "Our driver is always on time and very punctual and we need that in our busy lives." Another parent added, "Safety is a huge factor and my son feels safe riding the bus." Parents are encouraged to call STA's Enrollment Center toll-free at (855) 884-2720.

For more information about the SchoolWheels program, route maps, and to take advantage of the Holiday Discount, visit www.SchoolWheels.com today. For more information on Student Transportation of America, you can visit www.rideSTBus.com or "Like" the company on Facebook at www.facebook.com/StudentTransportation.

About Student Transportation

Founded in 1997, Student Transportation Inc. (STI) is North America's third-largest and fastest-growing provider of school bus transportation services, operating more than 8,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: Media Inquiries:
         Keith P. Engelbert
         Director of Investor Relations
         732-280-4200
         Email: invest@rideSTA.com
         Website: www.rideSTBus.com

         Doug Coupe
         Bold Communications Group
         843-568-2455
         doug@bold-communications.com